Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

April 6, 2022

Via EDGAR Filing

Mr. Michael A. Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2212

Convertible & Income Portfolio of Funds, Series 37

File Nos. 333-262846 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2212, filed on February 18, 2022, with the Securities and Exchange Commission. The registration statement proposes to offer the Convertible & Income Portfolio of Funds, Series 37 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       The “Principal Investment Strategy” section states that the trust invests in closed-end funds and an exchange-traded fund that invest in convertible securities. Please disclose whether these closed-end funds and exchange-traded fund will substantially invest in contingent convertible securities. If so, please disclose this in the principal investment strategies and provide the corresponding risk disclosures.

Response: The closed-end funds and exchange-traded fund that the trust invest in do not currently invest substantially in contingent convertible securities.

2.       The “Principal Investment Strategy” section states that the closed-end funds and the exchange-traded fund included in the trust’s portfolio invest in a wide range of debt securities. Please identify the specific types of debt securities in which they invest in that constitute a principal investment strategy of the trust. Please disclose the corresponding risks of those debt securities in the “Principal Risks” section.

Response: In response to this comment, the first sentence of the third paragraph under the “Principal Investment Strategy” section will be replaced with the following:

The Closed-End Funds and ETFs included in the trust’s portfolio invest in convertible securities and debt securities. The debt securities may include, but are not limited to, corporate bonds, high-yield bonds, senior loans and sovereign bonds. Additionally, the Closed-End Funds and ETFs may invest in convertible securities and debt securities with any maturity period.

With regard to risk disclosures, the appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. If the trust invests in a closed-end fund or exchange-traded fund that invest substantially all of its assets in one of these asset classes, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren
Morrison C. Warren